BERUSCHI & COMPANY
Barristers & Solicitors

04 MAR 29 AM 7:21

Anthony J. Beruschi B.Sc., LL.B.
Douglas E. Eacrett B.Comm., C.A., LL.B.
Bryce Cox B.A., LL.B.

Suite #501 - 905 West Pender Street
Vancouver, British Columbia, V6C 1L6
Tel: (604)669-3116 Fax: (604)669-5886
E-Mail: gwegner@beruschi.com

March 19, 2004

[redacted]

04010925

Securities & Exchange Commission
Division of Corporate Finance
Room 3026, 450 Fifth Street N.W.
Washington, DC 20549

SUPPL

Attention: Office of International Corporate Finance

PROCESSED
MAR 30 2004
THOMSON FINANCIAL

Dear Sirs:

Re: Buck Lake Ventures Ltd. (the "Issuer")
Filing of documents under Section 12g3-2(b), *Securities Act* of 1934
File No. 82-1669

With respect to the Issuer's exemption pursuant to Section 12g3-2(b) of the *Securities Act* of 1934, we submit for recording the following documents that were filed, published or distributed to security holders since December 16, 2003:

A. Copy of the Issuer's Annual Report on Form 16 as of February 2, 2004.

B. Copies of news releases issued during the relevant period.

C. Copies of Forms 45-103F4 filed with the British Columbia Securities Commission.

D. Copy of Form 45-501F1 filed with the Ontario Securities Commission.

E. Copies of BC Forms 53-901F filed with the British Columbia and Alberta Securities Commissions.

F. Copies of TSX Venture Exchange letters of approval.

G. Copies of Forms 45-102F2 filed with the British Columbia and Alberta Securities Commissions.

dlw 3/30

Please acknowledge receipt of these documents on the enclosed copy of this letter and return it in the enclosed self-addressed envelope.

Sincerely,

BERUSCHI & COMPANY

PER:

GWEN WEGNER
Paralegal

Enclosures

82-1669

04 MAR 29 AM 7:21

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal
Property Registries

PO Box 9431 Stn Prov Govt
Victoria BC V8W 9V3
www.fin.gov.bc.ca/registries

ANNUAL REPORT
(Form 16)

Incorporation Number:
BC0225795

Filed and Registered on February 13, 2004

Company Name:
BUCK LAKE VENTURES LTD.

Registered Office Address:

501 - 905 WEST PENDER STREET
VANCOUVER BC
V6C1L6

Date of Incorporation, Amalgamation or Continuation:
February 2, 1981

Date of Annual Report:
February 2, 2004

This Company is a Reporting Company under the Company Act

Directors and Officers

Name	Residential Address & Postal Code
BRICKNER, RENEE	40167 BILLS PLACE SQUAMISH BC , V0N 3G0
Director: Yes **Officer:** No	
BROOKS, DOUGLAS B.	4403 RANGER AVE NORTH VANCOUVER BC , V7R 3L1
Director: Yes **Officer:** No	
DICAIRE, DAVID B.	1343 CHARTER HILL DRIVE COQUITLAM BC , V3E 1P1
Director: Yes **Officer:** No	
DRINOVZ, LEETA M.	407 2173 W 6TH AVE VANCOUVER BC , V6K 1V5
Director: Yes **Officer:** Yes	**Title:** ASST. SECRETARY
RIZZUTI, JOHN	4019 HOLLYRIDGE PLACE VICTORIA BC , V8N 5N8
Director: No **Officer:** Yes	**Title:** SECRETARY
ROLAND, RAYMOND W.	305 1132 HARO ST VANCOUVER BC , V6Z 2M3
Director: Yes **Officer:** Yes	**Title:** PRESIDENT, CEO, CFO
SHAW, KIRK	112 WEST 6TH AVE VANCOUVER BC , V5Y 1K6
Director: Yes **Officer:** No	

End of Annual Report

82-1669

BUCK LAKE VENTURES LTD.

04 MAR 29 AM 7:21

501 - 905 West Pender Street, Vancouver, BC V6C 1L6
Telephone: (604) 682-7159 ~ Facsimile: (604) 669-5886
www.bucklakeventures.com E-mail: ir@bucklakeventures.com

Trading Symbol: BUC
January 5, 2004

12g3-2(b): 82-1669
Standard & Poor's Listed

STOCK OPTIONS

Buck Lake Ventures Ltd. (the "Company") announces that it has granted Incentive Stock Options on 1,751,831 shares of the Company's capital stock, exercisable up to two (2) years at a price of $0.13 per share which price is not lower than the last closing price of the Company's shares prior to this announcement less the applicable discount. The options are granted pursuant to the Company's Stock Option Plan and will be subject to applicable regulatory hold periods.

BUCK LAKE VENTURES LTD.

Per: ***"Douglas B. Brooks"***
Douglas Brooks, Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release

82-1669

BUCK LAKE VENTURES LTD.

04 MAR 29 AM 7:21

501 - 905 West Pender Street, Vancouver, BC V6C 1L6
Telephone: (604) 682-7159 ~ Facsimile: (604) 669-5886
www.bucklakeventures.com E-mail: ir@bucklakeventures.com

Trading Symbol: BUC
January 14, 2004

12g3-2(b): 82-1669
Standard & Poor's Listed

FLOW-THROUGH PRIVATE PLACEMENT CLOSED

Further to its news release of December 15, 2003, Buck Lake Ventures Ltd. (the "Company") announces that it has closed a private placement of 4,000,000 flow-through units at $0.10 per unit. Each unit consists of one flow-through common share and one two-year non-transferable share purchase warrant with each such share purchase warrant entitling the holder thereof to purchase one additional common share of the Company at a price of $0.12 per share. The units are subject to a hold period and may not be traded until April 23, 2004 as to 2,175,000 units and until May 1, 2004 as to 1,825,000 units. 146,760 units restricted from trading until April 23, 2004 were issued as a finder's fee in connection with the private placement.

A further private placement of 5,500,000 units at $0.10 per unit is anticipated to close forthwith.

BUCK LAKE VENTURES LTD.

Per: *"Raymond Roland"*
Raymond Roland, President

82-1669

BUCK LAKE VENTURES LTD.

04 MAR 29 7:21

501 - 905 West Pender Street
Vancouver, BC V6C 1L6
Telephone: (604) 682-7159
Facsimile: (604) 669-5886
Website: www.bucklakeventures.com
E-mail: ir@bucklakeventures.com

Trading Symbol: BUC
January 19, 2004

12g3-2(b): 82-1669
Standard & Poor's Listed

NEWS RELEASE

Buck Lake Ventures Ltd. (the "Company") announces that it has entered into an amending agreement with respect to its Buck Lake Property. Pursuant to the terms of the amending agreement, in consideration of a cash payment of $20,000.00 and the issuance of 150,000 common shares of the Company to the optionors, the final $150,000.00 cash payment due to the optionors on November 30, 2003 has been deferred to January 31, 2005. The amending agreement has been accepted for filing by TSX Venture Exchange and the Company has issued the 150,000 common shares to the property optionors. The shares are restricted from trading until April 21, 2004.

BUCK LAKE VENTURES LTD.

Per: ***"Raymond Roland"***
Raymond Roland, President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release

82-1669

04 MAR 29 AM 7:21

BUCK LAKE VENTURES LTD.

501 - 905 West Pender Street
Vancouver, BC V6C 1L6
Telephone: (604) 682-7159
Facsimile: (604) 669-5886
Website: www.bucklakeventures.com
E-mail: ir@bucklakeventures.com

Trading Symbol: BUC | 12g3-2(b): 82-1669
February 4, 2004 | Standard & Poor's Listed

NEWS RELEASE

Buck Lake Ventures Ltd. (the "Company") announces that, pursuant to a property option agreement with Frank Houghton of Beardmore, Ontario (the "Vendor") with respect to 3 mineral claims known as the Gwyn Lake Gold Property located in the Beardmore – Geraldton Gold Belt, 15 kilometres east of Beardmore, Ontario, it has issued a total of 50,000 common shares in its capital to the Vendor at a deemed price of $0.20 per share. The issuance of the shares follows acceptance for filing by the TSX Venture Exchange of the agreement. The shares are subject to a hold period and may not be traded until May 23, 2004 as to 30,000 shares and until July 8, 2004 as to 20,000 shares. The property is subject to a 1.0% net smelter returns royalty to the Vendor.

BUCK LAKE VENTURES LTD.

Per: ***"Raymond Roland"***
Raymond Roland, President

82-1669

BUCK LAKE VENTURES LTD.

501 - 905 West Pender Street, Vancouver, BC V6C 1L6
Telephone: (604) 682-7159 Facsimile: (604) 669-5886
Website: www.bucklakeventures.com E-mail: ir@bucklakeventures.com

04 MAR 29 PM 7:21

Trading Symbol: BUC
February 11, 2004

12g3-2(b): 82-1669
Standard & Poor's Listed

EXPLORATION UPDATE - BUCK LAKE
PLATINUM / PALLADIUM / NICKEL PROJECT
IN LAC DES ILES, ONTARIO

Buck Lake Ventures Ltd. ("BUC") is pleased to announce that it is proceeding with exploration at its Buck Lake Platinum/Palladium/Nickel Project where exploration results have included 31.6 grams per ton palladium, 2.82 grams per ton platinum, 1.53% copper and 9.96 % nickel in a grab sample taken from freshly exposed rock in a blast pit at the Main Discovery Showing.

The Buck Lake Project is located in the Lac Des Iles area of Ontario approximately 25 km west of the Lac Des Iles Palladium Mine. North American Palladium Ltd operates the Mine, which is Canada's only primary producer of Palladium. This deposit reportedly contains in excess of 154 million tonnes at 1.54 grams per ton palladium.

The Lac Des Iles deposit is one of the largest of its type in the world and confirms the potential of the Lac Des Iles area as an excellent geological environment for finding additional large Platinum Group Element (PGE) deposits.

The Buck Lake Project is underlain by the Buck Lake Intrusion, one of several mafic – ultramafic intrusions on the "Ring of Fire" which is a 30 kilometre circular geological structure located in the Lac des Iles area, known for the presence of platinum/palladium mineralization. North American Palladium's Lac des Iles Palladium Mine is located on the Lac des Iles Intrusive Complex, another mafic – ultramafic intrusion on the "Ring of Fire".

Approximately $700,000 in exploration has been completed on the Buck Lake Project including, prospecting/mapping and sampling along a 50 m spaced grid, IP and magnetic geophysical surveys over a 100 m spaced grid, an 18 trench trenching program with subsequent mapping and channel sampling, and a 6 pit blasting/sampling program.

Exploration highlights on Buck Lake include; excavation of a 70 metre by 70 metre trench over the Main Discovery Area; channel sampling over the Main Discovery Area returning 0.99 grams per ton platinum/palladium/gold over 10.0 metres; pit blasting revealing fresh, unweathered massive sulphide lenses within the Main Discovery Area.

Exploration on the Buck Lake Project to date has been encouraging. Among other things, it demonstrates that the Buck Lake Project has a complex mixture of coarse grained gabbroic and pyroxenitic rocks. The property displays disrupted and brecciated zones of what may have been initially magmatic layering, which hosts the platinum/palladium mineralization. The gabbroic

and pyroxenitic units have been variably fractured and brecciated by magmatic and tectonic processes. These rocks are texturally diverse, displaying equigranular, fine to coarse grained, porphyritic, pegmatitic and varitextured phases. Heterolithic, matrix supported gabbro breccias occur locally. It is postulated that these magmatic breccias were created as a result of late, volatile charged, energetic gabbroic magma disrupting the existing mafic to ultramafic body and therefore incorporating a variety of fragments in the process. Some of these fragments comprise sulphide and platinum/palladium and nickel bearing pyroxenites.

The platinum/palladium and nickel bearing pyroxenite observed on surface range in size from centimetres to tens of metres and where the results have assayed as high as the 31.6 grams per ton palladium, 2.82 grams per ton platinum, 0.64 grams per ton gold, 1.53 % copper and 9.96 % nickel previously reported from the grab sample taken from a blast pit within the Main Discovery Area. At the main platinum/palladium and nickel showing on the Buck Lake Project, a gabbro breccia is exposed over the bedrock area which has been exposed by trenching the 70 metres wide and 70 metres long irregularly shaped trench.

This gabbro breccia that has been extensively exposed at the Main Discovery Area is interpreted to represent a 'breccia pipe'. Geologists believe similar 'breccia pipes' may exist in other parts of the Buck Lake Intrusion lending evidence to the possibility of a widespread layer of platinum/palladium and nickel bearing pyroxenite, at depth, throughout the 3km by 7km Buck Lake Intrusion. Up-coming exploration programs will target this stratabound 'reef' type mineralization.

The Phase I Drill Program is being designed to test the Main Discovery Area. The drill program will consist of 10 drill holes to test mineralization to depths of 150 metres and is expected to comprise approximately 2,000 metres of drilling during Phase I.

The drill program is expected to delineate the dimensions of the 'breccia pipe' to depth and locate the highly mineralized, layered pyroxenite unit at depth. Of the 10 plotted drill holes, 8 of the holes are expected to target the Main Discovery Area while the two remaining drill holes will target a second platinum/palladium showing located 200 metres southwest of the Main Discovery Area.

BUC has recently completed a $400,000 flow-through financing. Proceeds of this private placement are intended in part to fund future exploration on the Buck Lake Project.

BUCK LAKE VENTURES LTD.

Per: ***"Raymond Roland"***
Raymond Roland, President

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release

82-1669

BUCK LAKE VENTURES LTD.

501 - 905 West Pender Street, Vancouver, BC V6C 1L6
Telephone: (604) 682-7159 ~ Facsimile: (604) 669-5886
www.bucklakeventures.com E-mail: ir@bucklakeventures.com

Trading Symbol: BUC
February 24, 2004

12g3-2(b): 82-1669
Standard & Poor's Listed

PRIVATE PLACEMENT CLOSED

Further to its news release of December 15, 2003, Buck Lake Ventures Ltd. (the "Company") announces that it has closed a private placement of 5,500,000 units at $0.10 per unit. Each unit consists of one common share and one two-year non-transferable share purchase warrant with each such share purchase warrant entitling the holder thereof to purchase one additional common share of the Company at a price of $0.12 per share. The units are subject to a hold period and may not be traded until June 10, 2004. 220,000 units restricted from trading until June 10, 2004 were issued as a finder's fee in connection with the private placement.

Closing of the flow through portion of the private placement announced December 15, 2003 was set out in the Company's news release of January 14, 2004.

The Company wishes to issue a correction to the January 14, 2004 news release. The finder's fee was 146,760 shares and 73,380 warrants of the Company, not 146,760 units of the Company.

BUCK LAKE VENTURES LTD.

Per: ***"Raymond Roland"***
Raymond Roland, President

82-1669

FORM 45-103F4

REPORT OF EXEMPT DISTRIBUTION

04 MAR 29 AM 7:21

Issuer information

1. State the full name, address and telephone number of the issuer of the security distributed. Include former name if name has changed since last report. If this report is filed by a vendor, other than the issuer, also state the full name and address of the vendor.

Buck Lake Ventures Ltd.
Name of issuer
501 - 905 West Pender Street, Vancouver, BC V6C 1L6
Address
(604) 669-5819
Telephone Number

2. State whether the issuer is or is not a reporting issuer and, if reporting, the jurisdictions in which it is reporting.

The Issuer is a reporting issuer in British Columbia and Alberta.

Details of distribution

3. State the distribution date. If the report is being filed for securities distributed on more than one distribution date, state all distribution dates.

December 20, 2003.

4. For each security distributed:
(a) Describe the type of security, and
(b) State the total number of securities distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

150,000 common shares

5. Provide details of the distribution by completing the attached schedule.

6. Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside. Provide a total dollar value of all securities distributed in all jurisdictions. Do not include in this table, securities issued as payment for commissions or finder's fees disclosed under item 7, below.

Each jurisdiction where purchasers reside	Price per security (Canadian $)	Total dollar value raised from purchasers in the jurisdiction (Canadian $)
Ontario	$0.075 (deemed)	$11,250.00
Total dollar value of distribution in all jurisdictions (Canadian $)		$11,250.00

Commissions and finder's fees

7. Provide the following information for each person who is being compensated in connection with the distribution(s). When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

Full name and address of person being compensated	Compensation paid (in Canadian $ and, in applicable, number and type of securities)	Exemption relied on and date of distribution (if applicable)	Price Per Share (Canadian $)
N/A			

Certificate

On behalf of the issuer (or vendor), I certify that the statements made in this report and in each schedule to this report are true.

Date: December 30, 2003.

Buck Lake Ventures Ltd.
Name of issuer or vendor *(please print)*

Douglas Brooks, Director
Print name and position of person signing

Douglas B. Brooks
Signature

82 - 1669

FORM 45-103F4

REPORT OF EXEMPT DISTRIBUTION

Issuer information

1. State the full name, address and telephone number of the issuer of the security distributed. Include former name if name has changed since last report. If this report is filed by a vendor, other than the issuer, also state the full name and address of the vendor.

Buck Lake Ventures Ltd.
Name of issuer
501 - 905 West Pender Street, Vancouver, BC V6C 1L6
Address
(604) 682-7159
Telephone Number

2. State whether the issuer is or is not a reporting issuer and, if reporting, the jurisdictions in which it is reporting.

The Issuer is a reporting issuer in British Columbia and Alberta.

Details of distribution

3. State the distribution date. If the report is being filed for securities distributed on more than one distribution date, state all distribution dates.

December 23, 2003 and December 31, 2003.

4. For each security distributed:
   (a) Describe the type of security, and
   (b) State the total number of securities distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

2,321,760 common shares and 2,248,380 two-year non-transferable share purchase warrants, each such warrant entitling the holder to purchase one additional common share at a price of $0.12 on or before December 23, 2005.

1,825,000 units, each unit comprised of one common share and one two-year non-transferable share purchase warrant, each such warrant entitling the holder to purchase one additional common share at a price of $0.12 on or before December 31, 2005.

5. Provide details of the distribution by completing the attached schedule.

6. Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside. Provide a total dollar value of all securities distributed in all jurisdictions. Do not include in this table, securities issued as payment for commissions or finder's fees disclosed under item 7, below.

Each jurisdiction where purchasers reside	Price per security (Canadian $)	Total dollar value raised from purchasers in the jurisdiction (Canadian $)
British Columbia	$0.10	$390,000.00
Ontario	$0.10	$10,000.00
Total dollar value of distribution in all jurisdictions (Canadian $)		$400,000.00

Commissions and finder's fees

7. Provide the following information for each person who is being compensated in connection with the distribution(s). When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

Full name and address of person being compensated	Compensation paid (in Canadian $ and, if applicable, number and type of securities)	Exemption relied on and date of distribution (if applicable)	Price Per Share (Canadian $)
Strand Securities Corporation 2100 - 650 West Georgia Street Vancouver, BC V6B 4N7	$14,667.00 paid in the form of 146,760 common shares and 73,380 share purchase warrants	Section 5.1 of MI 45-103	$0.10 per common share and 0.5 warrant

Certificate

On behalf of the issuer (or vendor), I certify that the statements made in this report and in each schedule to this report are true.

Date: January 5, 2004.

Buck Lake Ventures Ltd.
Name of issuer or vendor *(please print)*

Douglas B. Brooks, Director
Print name and position of person signing

Douglas B. Brooks
Signature

82 - 1669

FORM 45-103F4

REPORT OF EXEMPT DISTRIBUTION

04 MAR 29 AM 7:21

Issuer information

1. State the full name, address and telephone number of the issuer of the security distributed. Include former name if name has changed since last report. If this report is filed by a vendor, other than the issuer, also state the full name and address of the vendor.

Buck Lake Ventures Ltd.
Name of issuer
501 - 905 West Pender Street, Vancouver, BC V6C 1L6
Address
(604) 669-5819
Telephone Number

2. State whether the issuer is or is not a reporting issuer and, if reporting, the jurisdictions in which it is reporting.

The Issuer is a reporting issuer in British Columbia and Alberta.

Details of distribution

3. State the distribution date. If the report is being filed for securities distributed on more than one distribution date, state all distribution dates.

January 30, 2004

4. For each security distributed:
   (a) Describe the type of security, and
   (b) State the total number of securities distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

50,000 common shares

5. Provide details of the distribution by completing the attached schedule.

6. Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside. Provide a total dollar value of all securities distributed in all jurisdictions. Do not include in this table, securities issued as payment for commissions or finder's fees disclosed under item 7, below.

Each jurisdiction where purchasers reside	Price per security (Canadian $)	Total dollar value raised from purchasers in the jurisdiction (Canadian $)
Ontario	$0.20 (deemed)	$10,000
Total dollar value of distribution in all jurisdictions (Canadian $)		$10,000

Commissions and finder's fees

7. Provide the following information for each person who is being compensated in connection with the distribution(s). When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

Full name and address of person being compensated	Compensation paid (in Canadian $ and, in applicable, number and type of securities)	Exemption relied on and date of distribution (if applicable)	Price Per Share (Canadian $)
N/A			

Certificate

On behalf of the issuer (or vendor), I certify that the statements made in this report and in each schedule to this report are true.

Date: February 4, 2004.

Buck Lake Ventures Ltd.
Name of issuer or vendor *(please print)*

Raymond Roland, President
Print name and position of person signing

Signature

82-1669

FORM 45-103F4

REPORT OF EXEMPT DISTRIBUTION

04 MAR 29 7:21

Issuer information

1. State the full name, address and telephone number of the issuer of the security distributed. Include former name if name has changed since last report. If this report is filed by a vendor, other than the issuer, also state the full name and address of the vendor.

Buck Lake Ventures Ltd.
Name of issuer
501 - 905 West Pender Street, Vancouver, BC V6C 1L6
Address
(604) 682-7159
Telephone Number

2. State whether the issuer is or is not a reporting issuer and, if reporting, the jurisdictions in which it is reporting.

The Issuer is a reporting issuer in British Columbia and Alberta.

Details of distribution

3. State the distribution date. If the report is being filed for securities distributed on more than one distribution date, state all distribution dates.

February 9, 2004.

4. For each security distributed:
   (a) Describe the type of security, and
   (b) State the total number of securities distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

5,720,000 units, each unit comprised of one common share and one two-year non-transferable share purchase warrant, each such warrant entitling the holder to purchase one additional common share at a price of $0.12 on or before February 9, 2006.

5. Provide details of the distribution by completing the attached schedule.

6. Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside. Provide a total dollar value of all securities distributed in all jurisdictions. Do not include in this table, securities issued as payment for commissions or finder's fees disclosed under item 7, below.

Each jurisdiction where purchasers reside	Price per security (Canadian $)	Total dollar value raised from purchasers in the jurisdiction (Canadian $)
British Columbia	$0.10	$385,000.00
Hong Kong	$0.10	$50,000.00
Northern Ireland	$0.10	$105,000.00
USA	$0.10	$10,000.00
Total dollar value of distribution in all jurisdictions (Canadian $)		$550,000.00

Commissions and finder's fees

7. Provide the following information for each person who is being compensated in connection with the distribution(s). When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

Full name and address of person being compensated	Compensation paid (in Canadian $ and, if applicable, number and type of securities)	Exemption relied on and date of distribution (if applicable)	Price Per Share (Canadian $)
Haywood Securities Inc. 20th Floor - 400 Burrard Street Vancouver, BC V6C 3A6	220,000 units	Section 5.1 of MI 45-103	$0.10 per common unit

Certificate

On behalf of the issuer (or vendor), I certify that the statements made in this report and in each schedule to this report are true.

Date: February 10, 2004.

Buck Lake Ventures Ltd.
Name of issuer or vendor *(please print)*

Raymond Roland, President
Print name and position of person signing

Roland
Signature

82-1669

FORM 45-103F4

REPORT OF EXEMPT DISTRIBUTION

Issuer information

1. State the full name, address and telephone number of the issuer of the security distributed. Include former name if name has changed since last report. If this report is filed by a vendor, other than the issuer, also state the full name and address of the vendor.

Buck Lake Ventures Ltd.
Name of issuer
#501, 905 West Pender Street, Vancouver, BC V6C 1L6
Address
(604) 682-7159
Telephone Number

2. State whether the issuer is or is not a reporting issuer and, if reporting, the jurisdictions in which it is reporting.

The Issuer is a reporting issuer in British Columbia and Alberta.

Details of distribution

3. State the distribution date. If the report is being filed for securities distributed on more than one distribution date, state all distribution dates.

February 10, 2004

4. For each security distributed:
(a) Describe the type of security, and
(b) State the total number of securities distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

Incentive Stock Options - 1,751,831 common shares exercisable at a price of $0.13 per share on or before January 16, 2006.

5. Provide details of the distribution by completing the attached schedule.

6. Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside. Provide a total dollar value of all securities distributed in all jurisdictions. Do not include in this table, securities issued as payment for commissions or finder's fees disclosed under item 7, below.

Each jurisdiction where purchasers reside	Price per security (Canadian $)	Total dollar value raised from purchasers in the jurisdiction (Canadian $)
British Columbia	$0.13 (deemed)	$227,738.03
Total dollar value of distribution in all jurisdictions (Canadian $)		$227,738.03

Commissions and finder's fees

7. Provide the following information for each person who is being compensated in connection with the distribution(s). When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

Full name and address of person being compensated	Compensation paid (in Canadian $ and, in applicable, number and type of securities)	Exemption relied on and date of distribution (if applicable)	Price Per Share (Canadian $)
N/A			

Certificate

On behalf of the issuer (or vendor), I certify that the statements made in this report and in each schedule to this report are true.

Date: February 10, 2004.

Buck Lake Ventures Ltd.
Name of issuer or vendor *(please print)*

Ray Roland, President
Print name and position of person signing

Signature

82-1669

04 MAR 29 AM 7:21

FORM 45-103F4

REPORT OF EXEMPT DISTRIBUTION (AMENDED)

Issuer information

1. State the full name, address and telephone number of the issuer of the security distributed. Include former name if name has changed since last report. If this report is filed by a vendor, other than the issuer, also state the full name and address of the vendor.

Buck Lake Ventures Ltd.
Name of issuer
#501, 905 West Pender Street, Vancouver, BC V6C 1L6
Address
(604) 682-7159
Telephone Number

2. State whether the issuer is or is not a reporting issuer and, if reporting, the jurisdictions in which it is reporting.

The Issuer is a reporting issuer in British Columbia and Alberta.

Details of distribution

3. State the distribution date. If the report is being filed for securities distributed on more than one distribution date, state all distribution dates.

February 10, 2004

4. For each security distributed:
   (a) Describe the type of security, and
   (b) State the total number of securities distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

Incentive Stock Options - 1,321,831 common shares exercisable at a price of $0.13 per share on or before January 16, 2006.

5. Provide details of the distribution by completing the attached schedule.

6. Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside. Provide a total dollar value of all securities distributed in all jurisdictions. Do not include in this table, securities issued as payment for commissions or finder's fees disclosed under item 7, below.

Each jurisdiction where purchasers reside	Price per security (Canadian $)	Total dollar value raised from purchasers in the jurisdiction (Canadian $)
British Columbia	$0.13	$171,838.03 (if exercised)
Total dollar value of distribution in all jurisdictions (Canadian $)		$171,838.03 (if exercised)

Commissions and finder's fees

7. Provide the following information for each person who is being compensated in connection with the distribution(s). When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

Full name and address of person being compensated	Compensation paid (in Canadian $ and, in applicable, number and type of securities)	Exemption relied on and date of distribution (if applicable)	Price Per Share (Canadian $)
N/A			

Certificate

On behalf of the issuer (or vendor), I certify that the statements made in this report and in each schedule to this report are true.

Date: March 16, 2004.

Buck Lake Ventures Ltd.
Name of issuer or vendor *(please print)*

Leeta Drinovz, Director
Print name and position of person signing

Signature

82-1669

FORM 45-501F1

Securities Act (Ontario)

Report under Section 72(3) of the Act or Section 7.5(1) of Rule 45-501

(To be used for reports of trades made in reliance upon clause 72(1)(b) or (q) of the Act, or Section 2.3, 2.12, 2.13 or 2.14 of Rule 45-501)

1. **Full name and address of the seller.**

   Buck Lake Ventures Ltd.
   501 - 905 West Pender Street
   Vancouver, BC V6C 1L6

2. **Full name and address of the issuer of the securities traded.**

   Buck Lake Ventures Ltd.
   501 - 905 West Pender Street
   Vancouver, BC V6C 1L6

3. **Description of the securities traded.**

   100,000 units, each unit comprised of one common share and one two-year non-transferable share purchase warrant, each such warrant entitling the holder to purchase one additional common share at a price of $0.12 on or before December 31, 2005.

4. **Date of the trade(s).**

   December 31, 2003

5. **Particulars of the trade(s).**

Name of Purchaser and Municipality and Jurisdiction of Residence	Amount or Number of Securities Purchased	Purchaser Price	Total Purchase Price (Canadian $)	Exemption Relied Upon
John Wesley Pipe Port Carling, ON	100,000 units	$0.10 per unit	$10,000	Section 2.3 of Rule 45-501

6. **The seller has prepared and certified a statement containing the full legal name and the full residential address of each purchaser identified in section 5 and a certified true copy of the list will be provided to the Commission upon request.**

7. **State the name and address of any person acting as agent in connection with trade(s) and the compensation paid or to be paid to such agent.**

N/A.

8. **Calculation of Fees payable upon filing Form 45-501F1: (See section 7.3 of Rule 45-501 Exempt Distributions).**

Total Fees payable: $100.00

9. **Certificate of seller or agent of seller.**

The undersigned seller hereby certifies, or the undersigned agent of the seller hereby certifies to the best of the agent's information and belief, that the statements made in this report are true and correct.

DATED at Vancouver, British Columbia, this 9th day of January, 2004.

BUCK LAKE VENTURES LTD.
(Name of seller or agent - please print)

Douglas B. Brooks
(Signature)

Director
(Official capacity - please print)

Douglas Brooks
(Please print name of individual whose signature appears above, if different from name of seller or agent printed above)

82-1669

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

04 MAR 29 AM 7:21

Item 1. Reporting Issuer

Buck Lake Ventures Ltd.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. Date of Material Change

January 5, 2004

Item 3. Press Release

Press Release dated January 5, 2004 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. Summary of Material Change

The Issuer announces that it has granted stock options.

Item 5. Full Description of Material Change

The Issuer announces that it has granted Incentive Stock Options on 1,751,831 shares of the its capital stock, exercisable up to two (2) years at a price of $0.13 per share which price is not lower than the last closing price of the Issuer's shares prior to this announcement less the applicable discount. The options are granted pursuant to the Issuer's Stock Option Plan and will be subject to applicable regulatory hold periods.

Item 6. Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Raymond Roland, President - (604) 682-7159.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, as of the 5th day of January, 2004.

"Douglas B. Brooks"
Douglas Brooks, Director

82-1669

04 MAR 29 AM 7:21

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

Item 1. Reporting Issuer

Buck Lake Ventures Ltd.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. Date of Material Change

January 14, 2004

Item 3. Press Release

Press Release dated January 14, 2004 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. Summary of Material Change

The Issuer announces that it has closed a private placement of 4,000,000 flow-through units at $0.10 per unit.

Item 5. Full Description of Material Change

Further to its news release of December 15, 2003, the Issuer announces that it has closed a private placement of 4,000,000 flow-through units at $0.10 per unit. Each unit consists of one flow-through common share and one two-year non-transferable share purchase warrant with each such share purchase warrant entitling the holder thereof to purchase one additional common share of the Issuer at a price of $0.12 per share. The units are subject to a hold period and may not be traded until April 23, 2004 as to 2,175,000 units and until May 1, 2004 as to 1,825,000 units. 146,760 units restricted from trading until April 23, 2004 were issued as a finder's fee in connection with the private placement.

A further private placement of 5,500,000 units at $0.10 per unit is anticipated to close forthwith.

Item 6. Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

Item 7. Omitted Information

There is no omitted information.

Item 8. Senior Officers

Raymond Roland, President - (604) 682-7159.

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, as of the 15th day of January, 2004.

"Raymond Roland"
Raymond Roland, President

82-1669

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

04 MAR 29 AM 7:21

Item 1. **Reporting Issuer**

Buck Lake Ventures Ltd.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

January 19, 2004

Item 3. **Press Release**

Press Release dated January 19, 2004 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announces an amendment to its Buck Lake Property option agreement.

Item 5. **Full Description of Material Change**

The Issuer announces that it has entered into an amending agreement with respect to its Buck Lake Property. Pursuant to the terms of the amending agreement, in consideration of a cash payment of $20,000.00 and the issuance of 150,000 common shares of the Issuer to the optionors, the final $150,000.00 cash payment due to the optionors on November 30, 2003 has been deferred to January 31, 2005. The amending agreement has been accepted for filing by TSX Venture Exchange and the Issuer has issued the 150,000 common shares to the property optionors. The shares are restricted from trading until April 21, 2004.

Item 6. **Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act**

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Raymond Roland, President - (604) 682-7159.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 23rd day of January, 2004.

"Raymond Roland"
Raymond Roland, President

82-1669

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

Item 1. **Reporting Issuer**

Buck Lake Ventures Ltd.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

February 4, 2004

Item 3. **Press Release**

Press Release dated February 4, 2004 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announces the issuance of common shares pursuant to a property option agreement.

Item 5. **Full Description of Material Change**

The Issuer announces that pursuant to a property option agreement with Frank Houghton of Beardmore, Ontario (the "Vendor") with respect to 3 mineral claims known as the Gwyn Lake Gold Property located in the Beardmore – Geraldton Gold Belt, 15 kilometres east of Beardmore, Ontario, it has issued a total of 50,000 common shares in its capital to the Vendor at a deemed price of $0.20 per share. The issuance of the shares follows acceptance for filing by the TSX Venture Exchange of the agreement. The shares are subject to a hold period and may not be traded until May 23, 2004 as to 30,000 shares and until July 8, 2004 as to 20,000 shares. The property is subject to a 1.0% net smelter returns royalty to the Vendor.

Item 6. **Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act**

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Raymond Roland, President - (604) 682-7159.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 9th day of February, 2004.

"Raymond Roland"
Raymond Roland, President

82 - 1669

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

04 MAR 29 AM 7:21

Item 1. **Reporting Issuer**

Buck Lake Ventures Ltd.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

February 11, 2004

Item 3. **Press Release**

Press Release dated February 11, 2004 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announce that it is proceeding with exploration at its Buck Lake Platinum / Palladium / Nickel Project in Lac Des Iles, Ontario.

Item 5. **Full Description of Material Change**

The Issuer is pleased to announce that it is proceeding with exploration at its Buck Lake Platinum/Palladium/Nickel Project where exploration results have included 31.6 grams per ton palladium, 2.82 grams per ton platinum, 1.53% copper and 9.96 % nickel in a grab sample taken from freshly exposed rock in a blast pit at the Main Discovery Showing.

The Buck Lake Project is located in the Lac Des Iles area of Ontario approximately 25 km west of the Lac Des Iles Palladium Mine. North American Palladium Ltd operates the Mine, which is Canada's only primary producer of Palladium. This deposit reportedly contains in excess of 154 million tonnes at 1.54 grams per ton palladium.

The Lac Des Iles deposit is one of the largest of its type in the world and confirms the potential of the Lac Des Iles area as an excellent geological environment for finding additional large Platinum Group Element (PGE) deposits.

The Buck Lake Project is underlain by the Issuer's Intrusion, one of several mafic – ultramafic intrusions on the "Ring of Fire" which is a 30 kilometre circular geological structure located in the Lac des Iles area, known for the presence of platinum/palladium mineralization. North American Palladium's Lac des Iles Palladium Mine is located on the Lac des Iles Intrusive Complex, another mafic – ultramafic intrusion on the "Ring of Fire".

Approximately $700,000 in exploration has been completed on the Buck Lake Project including, prospecting/mapping and sampling along a 50 m spaced grid, IP and magnetic geophysical surveys over a 100 m spaced grid, an 18 trench trenching program with subsequent mapping and channel sampling, and a 6 pit blasting/sampling program.

Exploration highlights on the Issuer include; excavation of a 70 metre by 70 metre trench over the Main Discovery Area; channel sampling over the Main Discovery Area returning 0.99 grams per ton platinum/palladium/gold over 10.0 metres; pit blasting revealing fresh, unweathered massive sulphide lenses within the Main Discovery Area.

Exploration on the Buck Lake Project to date has been encouraging. Among other things, it demonstrates that the Buck Lake Project has a complex mixture of coarse grained gabbroic and pyroxenitic rocks. The property displays disrupted and brecciated zones of what may have been initially magmatic layering, which hosts the platinum/palladium mineralization. The gabbroic and pyroxenitic units have been variably fractured and brecciated by magmatic and tectonic processes. These rocks are texturally diverse, displaying equigranular, fine to coarse grained, porphyritic, pegmatitic and varitextured phases. Heterolithic, matrix supported gabbro breccias occur locally. It is postulated that these magmatic breccias were created as a result of late, volatile charged, energetic gabbroic magma disrupting the existing mafic to ultramafic body and therefore incorporating a variety of fragments in the process. Some of these fragments comprise sulphide and platinum/palladium and nickel bearing pyroxenites.

The platinum/palladium and nickel bearing pyroxenite observed on surface range in size from centimetres to tens of metres and where the results have assayed as high as the 31.6 grams per ton palladium, 2.82 grams per ton platinum, 0.64 grams per ton gold, 1.53 % copper and 9.96 % nickel previously reported from the grab sample taken from a blast pit within the Main Discovery Area. At the main platinum/palladium and nickel showing on the Buck Lake Project, a gabbro

breccia is exposed over the bedrock area which has been exposed by trenching the 70 metres wide and 70 metres long irregularly shaped trench.

This gabbro breccia that has been extensively exposed at the Main Discovery Area is interpreted to represent a 'breccia pipe'. Geologists believe similar 'breccia pipes' may exist in other parts of the Issuer's Intrusion lending evidence to the possibility of a widespread layer of platinum/palladium and nickel bearing pyroxenite, at depth, throughout the 3km by 7km the Issuer's Intrusion. Up-coming exploration programs will target this stratabound 'reef' type mineralization.

The Phase I Drill Program is being designed to test the Main Discovery Area. The drill program will consist of 10 drill holes to test mineralization to depths of 150 metres and is expected to comprise approximately 2,000 metres of drilling during Phase I.

The drill program is expected to delineate the dimensions of the 'breccia pipe' to depth and locate the highly mineralized, layered pyroxenite unit at depth. Of the 10 plotted drill holes, 8 of the holes are expected to target the Main Discovery Area while the two remaining drill holes will target a second platinum/palladium showing located 200 metres southwest of the Main Discovery Area.

The Issuer has recently completed a $400,000 flow-through financing. Proceeds of this private placement are intended in part to fund future exploration on the Buck Lake Project.

Item 6. <u>Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act</u>

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

Item 7. <u>Omitted Information</u>

There is no omitted information.

Item 8. <u>Senior Officers</u>

Raymond Roland, President - (604) 682-7159.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 18th day of February, 2004.

"Raymond Roland"
Raymond Roland, President

82-1669

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

Item 1. **Reporting Issuer**

Buck Lake Ventures Ltd.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

February 24, 2004

Item 3. **Press Release**

Press Release dated February 24, 2004 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announces that it has closed a private placement of 5,500,000 units at $0.10 per unit.

Item 5. **Full Description of Material Change**

Further to its news release of December 15, 2003, the Issuer announces that it has closed a private placement of 5,500,000 units at $0.10 per unit. Each unit consists of one common share and one two-year non-transferable share purchase warrant with each such share purchase warrant entitling the holder thereof to purchase one additional common share of the Issuer at a price of $0.12 per share. The units are subject to a hold period and may not be traded until June 10, 2004. 220,000 units restricted from trading until June 10, 2004 were issued as a finder's fee in connection with the private placement.

Closing of the flow through portion of the private placement announced December 15, 2003 was set out in the Company's news release of January 14, 2004.

The Issuer wishes to issue a correction to the January 14, 2004 news release. The finder's fee was 146,760 shares and 73,380 warrants of the Issuer, not 146,760 units of the Issuer.

Item 6. Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

Item 7. Omitted Information

There is no omitted information.

Item 8. Senior Officers

Raymond Roland, President - (604) 682-7159.

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 24th day of February, 2004.

"Raymond Roland"
Raymond Roland, President

82-1669

04 MAR 29 AM 7:21

TSX venture EXCHANGE

January 16, 2004

Beruschi and Company
501 – 905 West Pender Street
Vancouver, BC
V6C 1L6

Attention: Douglas E. Eacrett

Dear Sir\Madame:

Re: Buck Lake Ventures Ltd. (the "Company") -#89963
- Stock Option Plan - Rolling

TSX Venture Exchange (the "Exchange") has accepted for filing the Company's Stock Option Plan dated June 25, 2003 and amended October 28, 2003 (the "Plan"), which was approved by the Company's shareholders at the Annual General Meeting that was held on June 25, 2003. The Company has implemented a rolling stock option plan whereby a maximum of 10% of the issued shares will be reserved for issuance under the Plan.

The Company is to provide our office with the Summary Form (Form 4G) at the end of each calendar month in which the stock options are granted. The Exchange will not be issuing an acceptance letter upon receipt of the form. These forms will be subject to an audit and the Exchange may contact the Company with further questions.

We wish to remind the Company that shareholder approval must be obtained yearly at the Company's Annual General Meeting. In addition, the Plan must be submitted for Exchange review and acceptance each year.

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 643-6535 / FAX: (604) 844-7502 / EMAIL: justine.wong@tsxventure.com.

Yours truly,

Justine Wong
Analyst
Corporate Finance

JW\nl

cc: Buck Lake Ventures Ltd.
File: ::ODMA\PCDOCS\DOCP\123659\1

82-1669

TSX venture EXCHANGE

04 MAR 29 7:21

February 2, 2004

Beruschi and Company
501 – 905 West Pender Street
Vancouver, BC
V6C 1L6

Attention: Douglas E. Eacrett

Dear Sirs\Mesdames:

RE: BUCK LAKE VENTURES LTD. ("BUC")
Private Placement-Non-Brokered – Submission No. 89289

This is to confirm that TSX Venture Exchange has accepted for filing docume tation with respect to a Non-Brokered Private Placement announced December 15, 2003:

Number of Shares:	4,000,000 flow-through shares
Purchase Price:	$0.10 per share
Warrants:	4,000,000 share purchase warrants to purchase · 000,000 shares
Warrant Exercise Price:	$0.12 for a two year period
Number of Placees:	18 placees

Insider / Pro Group Participation:

Name	**Insider=Y / ProGroup=P / New Insider=N [in the event warrants are exercised]**	**# o Shares**
Renee Brickner	Y	50,000
Douglas B. Brooks	Y	50,000
Endeavour Flow-Through Limited Partnership 2003	N	1 34,500
Sean Fahy	P	50,000
David L. Smith	P	25,000
Alnoor Versi	P	50,000

Finder's Fee: Strand Securities Corporation will receive a inder's fee of 146,760 common shares and 73,380 warrants to purchas 73,380 common shares at $0.12 per share for a two year period.

Beruschi and Company
February 2, 2004
Page two

Pursuant to Corporate Finance Policy 4.1, Section 1.11(d), the Company m st issue a news release announcing the closing of the private placement and setting out the expiry da s of the hold period(s). The Company must also issue a news release if the private placement does not lose promptly.

This fax will be the only copy you receive. Should you have any questions, ease contact the undersigned at (604) 643-6535 / FAX: (604) 844-7502 / EMAIL: justine.w g@tsxventure.com.

Yours truly,

Justine Wong
Analyst
Listed Issuer Services

JW\le
Cc: Buck Lake Ventures Ltd.

File: ::ODMA\PCDOCS\DOCP\1244647\1

82-1669

TSX venture EXCHANGE

February 6, 2004

Beruschi and Company
501 – 905 West Pender Street
Vancouver, BC
V6C 1L6

Attention: Douglas Eacrett

Dear Sirs\Mesdames:

Re: BUCK LAKE VENTURES LTD. ("BUC")
Private Placement-Brokered – Submission #89944

This is to confirm that TSX Venture Exchange has accepted for filing documentation with respect to a Brokered Private Placement announced December 15, 2003:

Number of Shares:	5,500,000 shares (of which 100,000 are flow-through)
Purchase Price:	$0.10 per share
Warrants:	5,500,000 share purchase warrants to purchase 5,500,000 shares
Warrant Exercise Price:	$0.12 for a two year period
Number of Placees:	15 placees

Insider / Pro Group Participation:

Name	**Insider=Y / ProGroup=P / New Insider=N [in the event warrants are exercised]**	**# of Shares**
Toro Ventures Inc. (Ray Roland	Y	800,000
Al-Nashir Jiwa	P	100,000 F/T
Fastrack Capital Partners (John Tognetti/Harold Hodgson John Rybinski)	P	200,000
Al-Nashir Jiwa ITF Alykhan & Natasha Jiwa	P	50,000
Alnoor Versi	P	50,000

Beruschi and Company
February 6, 2004
Page two

Finder's Fee: Haywood Securities Inc. will receive a finder's fee of 220,000 units.

Pursuant to Corporate Finance Policy 4.1, Section 1.11(d), the Company must issue a news release announcing the closing of the private placement and setting out the expiry dates of the hold period(s). The Company must also issue a news release if the private placement does not close promptly.

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 643-6535 / FAX: (604) 844-7502 / EMAIL: justine.wong@tsxventure.com.

Yours truly,

Justine Wong
Analyst
Listed Issuer Services

JW\nl

cc: Buck Lake Ventures Ltd.

File: ::ODMA\PCDOCS\DOCP\1248409\1

82-1669

TSX venture EXCHANGE

February 9, 2004

Beruschi and Company
501 – 905 West Pender Street
Vancouver, BC
V6C 1L6

Attention: Douglas Eacrett

Dear Sirs\Mesdames:

Re: BUCK LAKE VENTURES LTD. ("BUC")
Private Placement-Brokered, Correction – Submission #89944

This is to confirm that further to TSX Venture Exchange bulletin dated February 6, 2004 with respect to a private placement of 5,500,000 units (of which 100,000 are flow-through) at a price of $0.10 per unit, the Exchange has been advised that Alnoor Versi, a member of the ProGroup subscribing for 50,000 units has been incorrectly identified as a placee. This amount has been subscribed by a placee that is neither an Insider nor ProGroup.

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 643-6535 / FAX: (604) 844-7502 / EMAIL: justine.wong@tsxventure.com.

Yours truly,

Justine Wong
Analyst
Listed Issuer Services

JW\nl

cc: Buck Lake Ventures Ltd.

File: ::ODMA\PCDOCS\DOCP\1249176\1

82 - 1669

FORM 45-102F2

CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF MULTILATERAL INSTRUMENT 45-102 *RESALE OF SECURITIES*

Complete 1. or 2.

1. **BUCK LAKE VENTURES LTD.** has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on December 20, 2003 of 150,000 common shares of Buck Lake Ventures Ltd. in connection with a property acquisition, Buck Lake Ventures Ltd. was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

2. [*Name of Issuer*] has distributed securities under a provision listed in Appendix F to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of securities distributed to an employee, executive, consultant or administrator is subject to section 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on [date] of [amount or number and type of securities] of [Name of Issuer], [Name of Issuer] became after the distribution date by filing a prospectus in a jurisdiction listed in Appendix B to Multilateral Instrument 45-102 and listing or quoting a class of its equity securities on a qualified market, and now is, a qualifying issuer within the meaning of Multilateral Instrument 45-102.

DATED at Vancouver, British Columbia, this 30th day of December, 2003.

BUCK LAKE VENTURES LTD.

By: *Douglas B. Brooks*
Douglas Brooks, Director

82-1669

FORM 45-102F2

CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF MULTILATERAL INSTRUMENT 45-102 *RESALE OF SECURITIES*

Complete 1. or 2.

1. **BUCK LAKE VENTURES LTD.** has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of:

a. a distribution on December 23, 2003 of 2,175,000 units of Buck Lake Ventures Ltd. by way of private placement and 146,760 common shares and 73,380 share purchase warrants of Buck Lake Ventures Ltd. as a finder's fee in connection with the 2,175,000 unit private placement; and

b. a distribution on December 31, 2003 of 1,825,000 units of Buck Lake Ventures Ltd. by way of private placement,

Buck Lake Ventures Ltd. was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution dates.

2. [*Name of Issuer*] has distributed securities under a provision listed in Appendix F to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of securities distributed to an employee, executive, consultant or administrator is subject to section 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on [date] of [amount or number and type of securities] of [Name of Issuer], [Name of Issuer] became after the distribution date by filing a prospectus in a jurisdiction listed in Appendix B to Multilateral Instrument 45-102 and listing or quoting a class of its equity securities on a qualified market, and now is, a qualifying issuer within the meaning of Multilateral Instrument 45-102.

DATED at Vancouver, British Columbia, this 5th day of January, 2004.

BUCK LAKE VENTURES LTD.

By: Douglas B. Brooks

Douglas B. Brooks, Director

82-1669

FORM 45-102F2

CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF MULTILATERAL INSTRUMENT 45-102 *RESALE OF SECURITIES*

Complete 1. or 2.

1. **BUCK LAKE VENTURES LTD.** has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on February 9, 2004 of 5,500,000 units of Buck Lake Ventures Ltd. by way of private placement and 220,000 units of Buck Lake Ventures Ltd. as a finder's fee in connection with the private placement, Buck Lake Ventures Ltd. was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution dates.

2. [*Name of Issuer*] has distributed securities under a provision listed in Appendix F to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of securities distributed to an employee, executive, consultant or administrator is subject to section 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on [date] of [amount or number and type of securities] of [Name of Issuer], [Name of Issuer] became after the distribution date by filing a prospectus in a jurisdiction listed in Appendix B to Multilateral Instrument 45-102 and listing or quoting a class of its equity securities on a qualified market, and now is, a qualifying issuer within the meaning of Multilateral Instrument 45-102.

DATED at Vancouver, British Columbia, this 10th day of February, 2004.

BUCK LAKE VENTURES LTD.

By: *Roland*

Raymond Roland, President